Exhibit 99.1

GDS Launches Hong Kong Initial Public Offering

Shanghai, China, October 20, 2020 — GDS Holdings Limited (“GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 160,000,000 new Class A ordinary shares (the “Shares”) and listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9698”.

The Company’s American depositary shares (“ADSs”), each representing eight Class A ordinary shares of the Company, will continue to be listed and traded on the Nasdaq Global Market (“Nasdaq”). Investors in the Offering will only be able to purchase Class A ordinary shares and not ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the Class A ordinary shares represented by ADSs listed on Nasdaq.

The Offering initially comprises 8,000,000 new Shares for the Hong Kong Public Offering and 152,000,000 new Shares for the international offering (the “International Offering”), representing approximately 5.0% and 95.0% of the total number of Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of any oversubscription in the Hong Kong Public Offering and pursuant to the alternative clawback mechanism and corresponding conditions as described in the prospectus issued in Hong Kong, the total number of Shares available in the Hong Kong Public Offering could be adjusted to up to a maximum of 32,000,000 new Shares, representing approximately 20% of the total number of Shares initially available in the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to purchase up to an additional 24,000,000 new Shares in the International Offering, representing no more than 15.0% of the total number of Shares initially available in the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$86.00 per share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set at a level higher than the Hong Kong Offer Price. The Company is expected to set the International Offer Price by October 27, 2020 Hong Kong time by making reference to, among other factors, the closing price of the ADSs on Nasdaq on the last U.S. trading day on or before October 26, 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$86.00 per share. Shares will be traded in board lots of 100 shares each.

The Company plans to use the net proceeds received from the Offering primarily for expanding its platform of high-performance data centers through strategic sourcing across markets, and innovating and developing new technologies related to data center design, construction and operations, as well as other general corporate purposes.

Fully Electronic Application Process for the Hong Kong Public Offering

GDS has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s customers and stakeholders engage and interact with each other and the Company.

As a company that is dedicated to delivering cutting-edge, comprehensive data center solutions that offer high power efficiency, guaranteed uptime, a key market footprint, carrier neutrality, and rigorous operating standards, and that is committed to delivering these solutions in a responsible, transparent manner that drives sustainability and enhances value creation for all its stakeholders, the Company believes the fully electronic application process will also help minimize the environmental impact of the Offering. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at investors.gds-services.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or apply through the CCASS EIPO service. The Hong Kong Public Offering will commence at 9:00 a.m. on Wednesday, October 21, 2020 Hong Kong time and will close at 12:00 noon on Tuesday, October 27, 2020 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications for the Hong Kong Offer Shares. The hotline number is +852 2862 8690, and will be open from 9:00 a.m. to 9:00 p.m. on Wednesday, October 21, 2020, Thursday, October 22, 2020 and Friday, October 23, 2020, from 9:00 a.m. to 6:00 p.m. on Saturday, October 24, 2020, Sunday, October 25, 2020 and Monday, October 26, 2020, and from 9:00 a.m. to 12:00 noon on Tuesday, October 27, 2020.

J.P. Morgan, BofA Securities, CICC and Haitong International are the joint sponsors, joint global coordinators, joint bookrunners and joint lead managers for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated October 20, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3ASR (File No. 333-222659) filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2018. The registration statement on Form F-3ASR, including the base prospectus contained therein, and the preliminary prospectus supplement are available at the SEC’s EDGAR website at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; (ii) BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; (iii) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, by telephone at +852-2872-2000 or by email at IB_Project_Jasmine@cicc.com.cn; and (iv) Haitong International Securities Company Limited, 22/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, by telephone at +852-2848-4333 or by email at ecm@htisec.com.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Offering before deciding whether or not to invest in any securities of the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated October 21, 2020.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

For more information, please visit investors.gds-services.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the expected growth of the data center and cloud services market; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s expectations regarding maintaining and strengthening our relationships with customers; the completion of any proposed acquisition transactions, including the regulatory approvals and other conditions that must be satisfied or waived in order to complete the acquisition transactions; international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; general economic and business conditions in the regions where the Company operates; and assumptions underlying or related to any of the foregoing. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference therein), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited